UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COVIDIEN DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$522,472,033	$29,154

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 18,016,277 outstanding shares of Common Stock of VNUS Medical Technologies, Inc. at a purchase price of $29.00 cash per share. Such number of outstanding shares of Common Stock represents the total of 16,234,156 issued and outstanding shares of Common Stock, outstanding options with respect to 1,063,784 shares of Common Stock and restricted stock units with respect to 718,337 shares of Common Stock, in each case as of May 13, 2009.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Covidien Delaware Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated May 18, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) VNUS Medical Technologies, Inc., 5799 Fontanoso Way, San Jose, California 95138, (408) 360-7200.

(b) According to the Company, as of May 13, 2009, there were 16,234,156 Shares issued and outstanding, 1,063,784 Shares subject to outstanding stock options and 718,337 Shares underlying restricted stock units.

(c) The Shares are traded on The Nasdaq Global Market under the symbol “VNUS.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Covidien Group and Covidien DE” of the Offer to Purchase and Annex I “Directors and Executive Officers of Covidien Group, Covidien DE and Covidien Ltd.” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Covidien Group and Covidien DE,” Section 11, “Contacts and Transactions with VNUS; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS,” Section 13 “Dividends and Distributions” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for VNUS” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 “Certain Information Concerning Covidien Group and Covidien DE” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien Ltd. and VNUS Medical Technologies, Inc., dated May 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien Ltd. on May 8, 2009).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on May 18, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and VNUS Medical Technologies, Inc.

(d)(2)	Form of Tender and Voting Agreement, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and certain shareholders of VNUS Medical Technologies, Inc.

(d)(3)	Confidentiality and Standstill Agreement, dated as of February 3, 2009, by and between Tyco Healthcare Group LP and VNUS Medical Technologies, Inc.

(d)(4)	Guaranty, dated as of May 7, 2009, by Covidien International Finance S.A.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: May 18, 2009	By:	/s/ MICHELANGELO F. STEFANI
	Name:	Michelangelo F. Stefani
	Title:	General Manager

COVIDIEN DELAWARE CORP.

Dated: May 18, 2009	By:	/s/ JOHN W. KAPPLES
	Name:	John W. Kapples
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien Ltd. and VNUS Medical Technologies, Inc., dated May 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien Ltd. on May 8, 2009).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on May 18, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and VNUS Medical Technologies, Inc.

(d)(2)	Form of Tender and Voting Agreement, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and certain shareholders of VNUS Medical Technologies, Inc.

(d)(3)	Confidentiality and Standstill Agreement, dated as of February 3, 2009, by and between Tyco Healthcare Group LP and VNUS Medical Technologies, Inc.

(d)(4)	Guaranty, dated as of May 7, 2009, by Covidien International Finance S.A.

(g)	None.

(h)	None.